

Mail Stop 4546

October 26, 2016

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

> **Re: Sol-Gel Technologies Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2016**
> **CIK No. 0001684693**

Dear Mr. Seri-Levy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview of Our Product Candidates, page 2

1. We note that the prospectus states that the only generic product candidate you discuss is ivermectin cream, 1%. According to your description of the current stage of development, this appears to be the product candidate identifies as Product Y on your Website. Please tell us about the product identified as Product X on your website and explain why you have not provided any disclosure about it.

2. Safety and efficacy determinations are solely within the FDA's authority. As your product candidates have not received FDA approval, it is premature to state that they are

safe or effective. To the extent that your clinical trials support the statements, you may state that your product candidates have shown to be well tolerated and demonstrated statistically significant improvements. Please revise your statement "VERED demonstrated statistically significant efficacy compared to the control vehicle group" and all other statements indicating that your products are safe and effective.

3. We note your statement in the fourth paragraph that you believe E-06 "will improve patient comfort and compliance as compared to currently approved products." Additionally, we note your disclosure on page 25 indicating that your branded product candidates were not, and will not be subject to head-to-head clinical trials with drugs considered the applicable standard of care. Please revise the referenced statement comparing E-06 and all your other branded products to currently approved products.

Our Strengths, page 3

4. We note your reference in the second paragraph on page 4 to a "[f]aster NDA approval process compared to new chemical entities." As currently drafted, the disclosure implies that your product candidates will be approved and the process will be easier or faster than the approval process for other chemical entities. Although you may rely upon the FDA's previous findings of safety and efficacy of an approved product, your product is still distinct from prior products approved by the FDA. While it is appropriate for you to say that you will be relying upon prior findings during your development program and the process may be more efficient than if you conducted similar trials, please revise your disclosure to remove any implications that your product candidates will be approved, are more likely to receive FDA approval or will be approved quickly. Please also make similar revisions throughout your prospectus, including in your Business section, as necessary.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

6. We note your statement that you may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This statement is not consistent with your statement on page 74 which indicates that you have elected to utilize this exemption and will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Please revise your disclosure to provide consistent disclosure about your intent to rely on the extended transition period.

Risk Factors
The Israeli government grants that we have received…, page 42"

7. Please identify your product candidates that are subject to conditions and restrictions related to Israeli government grants.

As a foreign private issuer whose shares are listed on the NASDAQ…, page 49

8. We note your disclosure on page 55 and throughout the prospectus that you intend to follow home country corporate governance practices. Please revise to provide a concise summary of all material differences between corporate governance practices in Israel and required by NASDAQ for domestic companies.

Market and Industry Data, page 55

9. You state "[w]e have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein." To eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically acknowledging your liability for information that appears in your registration statement that was obtained from third party sources.

Use of Proceeds, page 56

10. Please revise the discussion to identify the stage of development you expect to achieve with the proceeds of the offering. To the extent you expect to begin particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

11. We note your statement that "[a]s of the date of this prospectus, we cannot predict with certainty any or all the particular uses for the net proceeds…[a]s a result, our management will have broad discretion in the application of the net proceeds…." Please revise to clarify whether any of the proceeds from the offering may be used to repay indebtedness, which totaled $19.7 million. Please provide the disclosure required by 3.C of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Collaboration Agreements, page 64

12. We note that ivermectin cream, 1% is being developed in collaboration with a major generic drug company. Identify your collaborative partner throughout your filing. File the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

13. Please expand the discussion of your collaborative agreement related to ivermectin cream, 1% to disclose termination provisions and each party's obligations under the agreement, including cost sharing provisions and expenses related to potential patent infringement litigation.

14. Please file your agreement with Perrigo Israel as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(1) of Regulation S-K. Furthermore, please also describe all termination provisions and disclose when the obligation to pay royalties terminates.

Significant Accounting Policies and Estimates
Stock-Based Compensation, page 71

15. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

16. As a related matter, we note that you performed a retrospective valuation in April 2016 in which you determined your enterprise value and allocated it among the different elements of your share capital using an option pricing model. Please tell us how the August 4, 2014 securities purchase agreement with Arkin Dermatology in exchange for a cash payment of approximately $10.5 million in addition to an earn out payment of up to $17.0 million based on the achievement of certain development and revenue-related milestones was considered in the calculation of your enterprise value.

Business, page 75

17. We note your statement on page 1 indicating that you believe your microencapsulation delivery system enables you to develop topical dermatological drug products "with potentially significant advantages over existing marketed drug products" and your similar discussion under "[p]roprietary microencapsulation drug delivery system" on page 4. Please revise this discussion to provide the basis for your belief. Alternatively, remove statements indicating that your technology enables you to develop products with advantages to existing products.

Branded Product Candidates, page 80

18. Please identify the product candidates that were partially funded based on OCE grants and quantify your royalty obligations with respect to these product candidates. Additionally, revise the description of ivermectin cream, 1%.

19. To the extent there were any serious adverse effects related to treatment with any of your branded or generic product candidates, please revise your disclosure to describe the effects.

20. We note on page 81 that during the Phase II trial for VERED the first co-primary endpoint was the proportion of patients with a two grade reduction in investigator global assessment, or IGA, scored clear or almost clear. Please describe any guidance that was provided in determining what constituted "clear" or "almost clear."

Our Topical Drug Delivery Technology Platform, page 90

21. We note your statement on page 91 that "[t]he FDA preliminarily accepted [your] suggested in-process specification and analytical procedures for the encapsulated product candidates." Please summarize the nature and extend of your communications, if any, with the FDA regarding your product candidates and clinical trials.

Intellectual Property, page 91

22. Please expand your disclosure to indicate the products related to your current patents and patent applications. Additionally, clarify the type of patent protection such as composition of matter, use of process; provide patent expiration dates or expected expiration dates for patent applications; and identify the applicable jurisdictions for existing patents and pending patent applications.

23. We note your disclosure on page F-13 that you licensed certain commercialization rights with respect to Yissum patents. Please tell us whether any of your product candidates are dependent on technology you licensed from Yissum.

Exhibits, page II-3

24. Please file your employment or services agreements with your executive officers and the 2014, 2015 and 2016 loan agreements with Arkin Dermatology as exhibits.

25. Please tell us the basis for your determination not to file your lease agreement for your facility in Weizmann Science Park referenced on page 106.

Other

26. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

27. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Nathan Ajiashvili, Esq.
        Latham & Watkins LLP